Corporate Communications                         Exhibit 99.1
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Closing of CAD$ 300 million notes of CNH Industrial Capital Canada Ltd.

London, September 28, 2021

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) today announced that its indirect wholly owned subsidiary, CNH Industrial Capital Canada Ltd., has completed its previously announced private placement offering of CAD$ 300 million in aggregate principal amount of 1.50% notes due October 1, 2024, with an issue price of 99.936%. The notes were offered in a private placement to certain accredited investors in each of the provinces of Canada.

CNH Industrial Capital Canada Ltd. intends to add the net proceeds from the offering to its general funds and use them for working capital and other general corporate purposes, including, among other things, the purchase of receivables or other assets in the ordinary course of business. The net proceeds may also be applied to repay CNH Industrial Capital Canada Ltd.’s indebtedness as it becomes due.

The notes, which are senior unsecured obligations of CNH Industrial Capital Canada Ltd., will pay interest semi-annually on April 1 and October 1 of each year, beginning on April 1, 2022, and will be guaranteed by CNH Industrial Capital LLC, CNH Industrial Capital America LLC and New Holland Credit Company, LLC, each an indirect wholly owned subsidiary of CNH Industrial N.V.

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The securities offered in the private placement have not been and will not be qualified for sale to the public under applicable securities laws in Canada and, accordingly, any offer and sale of the securities in Canada will be made on a basis which is exempt from the prospectus requirements of such securities laws.

The securities offered in the private placement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

CNH Industrial N.V. Corporate Office: 25 St James’s Street London, SW1A 1HA

Corporate Communications                         Exhibit 99.1
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This press release does not constitute an offer to sell or a solicitation of an offer to buy any of these securities, nor shall there be any sale of these securities, in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

Contacts:

Corporate Communications
Email: mediarelations@cnhind.com

Investor Relations
Email: investor.relations@cnhind.com